UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            China Medical Technologies Inc.
                  ----------------------------------------------
                                (Name of Issuer)


                          American Depositary Receipt
              -----------------------------------------------------
                         (Title of Class of Securities)


                                  169483104
                              ---------------------
                                 (CUSIP Number)


                                  September 14, 2009
                                ----------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.: 169483104                                           Page 2 of 5 Pages
.................................................................................

1.       Names of Reporting Persons.

         I.R.S. Identification Nos. of above persons (entities only).


         NORGES BANK (THE CENTRAL BANK OF NORWAY)
.................................................................................
2.       Check the Appropriate Box if a Member of a Group

         (a) [ ]

         (b) [ ] N/A
.................................................................................

3.       SEC Use Only
.................................................................................

4.       Citizenship or Place of Organization

         NORWAY
.................................................................................

Number of       5.     Sole Voting Power                  1,626,530
Shares
Beneficially    ................................................................
Owned by Each
Reporting       6.     Shared Voting Power                0
Person With     ................................................................

                7.     Sole Dispositive Power             30,041
                ................................................................

                8.     Shared Dispositive Power           0
.................................................................................

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,626,530
.................................................................................

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         N/A
.................................................................................

11.      Percent of Class Represented by Amount in Row (9)

         5.07% based on 32,106,666 American Depositary Receipts issued
.................................................................................

12.      Type of Reporting Person:

         OO

CUSIP No.: 169483104                                    	Page 3 of 5 Pages


Item 1(a).        Name of Issuer:

                  China Medical Technologies Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:
		  24 Yong Chang North Road
		  Beijing Economic-Technological Development Area
		  Beijing 100176, Republic of China

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  NORGES BANK (CENTRAL BANK OF NORWAY)

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Bankplassen 2
                  PO Box 1179 Sentrum
		  NO 0107 Oslo
		  Norway

Item 2(c).        Citizenship:
                  Norwegian

Item 2(d).        Title of Class of Securities:

                  American Depositary Receipt

Item 2(e).        CUSIP Number:

                  169483104

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned

                  As of September 14, 2009, Norges Bank may be deemed to be the
		  benficial owner of 1,626,530 shares of American Depositary Receipt.

Item 4(b)         Percent of Class:

		  The number of Shares which Norges Bank may be deemed to be the
		  beneficial owner constitutes approximately 5.07% of the total
		  number of American Depositary Receips outstanding (based upon
		  information provided by the Issuer in its most recently filed quarterly
		  report), there is 32,106,666 shares of American Depositary
		  Receipts outstanding). All shares held by Norges Bank are in the form
		  of American Depositary Receipts, each representing 10 ordinary shares.

                                                               Page 4 of 5 Pages


Item 4(c)         Number of Shares of which such person has:

NORGES BANK (CENTRAL BANK OF NORWAY)

(i) Sole power to vote or direct the vote:                    1,626,530

(ii) Shared power to vote or direct the vote:                 0

(iii) Sole power to dispose or direct the disposition of:     30,041

(iv) Shared power to dispose or direct the disposition of:    0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        NORGES BANK
Date: September 18, 2009
                                        By:       /s/ Jonas Lexmark
                                                  ----------------------
                                        Name:     Jonas Lexmark
                                        Title:    Analyst